Filed by Lam Research Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: KLA-Tencor Corporation

Registration Statement Number: 333-208356

The following election materials were mailed to KLA-Tencor stockholders on or about January 19, 2016.

Computershare Trust Company, N.A. P.O. Box 43011 Providence Rhode Island 02940-3011 www.computershare.com/investor
MR A SAMPLE DESIGNATION (IF ANY) ADD 1 ADD 2 ADD 3 ADD 4 ADD 5 ADD 6
C 1234567890 J N T
Tax ID certification on file: <Certified Y/N>
TOTAL SHARES 12345678901234
TIME IS CRITICAL. PLEASE COMPLETE AND RETURN PROMPTLY IN ACCORDANCE WITH THE ENCLOSED INSTRUCTIONS. ELECTION FORM AND LETTER OF TRANSMITTAL
In respect of shares of KLA-Tencor Corporation common stock
This election form and letter of transmittal (“Election Form”) may be used to make an election only with respect to shares of KLA-Tencor Corporation common stock you hold, whether you hold shares in book entry form or certificated form. You may receive additional Election Forms with respect to KLA-Tencor Corporation common shares held by you in another manner or in another name. The deadline for submitting election forms (the “Election Deadline”) will be 6:00 a.m. Pacific time on the date that is four business days after satisfaction or waiver of the last of the conditions to the merger (or such other date and time that Lam Research Corporation and KLA-Tencor Corporation may mutually agree). Election forms must be RECEIVED by the Exchange Agent prior to the Election Deadline. Lam Research Corporation and KLA-Tencor Corporation will issue a press release announcing the Election Deadline at least three business days prior to the Election Deadline. In the event that the expected Election Deadline changes, Lam Research Corporation and KLA-Tencor Corporation will announce the revised date in a press release, on their respective websites and in filings with the Securities and Exchange Commission. You may also obtain up-to-date information regarding the Election Deadline by calling the Information Agent at (800) 591-8268.
If you hold your KLA-Tencor common stock in “street name” or in another manner, you may be subject to an earlier deadline. You bear the risk of ensuring proper and timely delivery. Therefore, we encourage you to submit your election materials promptly.
Your KLA-Tencor Share Certificates:
Locate the listed certificates.
Certificate Numbers Shares Certificate Numbers Shares
XXXX12345678 12345678901234 XXXX12345678 12345678901234 XXXX12345678 12345678901234 XXXX12345678 12345678901234 XXXX12345678 12345678901234 XXXX12345678 12345678901234 XXXX12345678 12345678901234 XXXX12345678 12345678901234
XXXX12345678 12345678901234 XXXX12345678 12345678901234
If you hold more than 10 certificates, not all certificates can be listed on this form.
Other Certificate Total Total Certificated Shares Shares Held By Us Total Shares
12345678901234 12345678901234 12345678901234 12345678901234
Complete the box(es) on the reverse side to make an election to receive, for each share of KLA-Tencor Corporation common stock held by you, (i) 0.5 shares of Lam Research
Corporation common stock and $32.00 in cash (“Mixed Consideration”), (ii) (1) a number of shares of Lam Research common stock equal to 0.5 plus (2) a number of shares of Lam Research common stock equal to (X) $32.00 divided by (Y) the volume-weighted average price of Lam Research Corporation common stock over a five-day trading period ending approximately two days before the closing of the merger (the “five-trading day VWAP”) (“Stock Consideration”), or (iii) (1) $32.00 in cash plus (2) an amount in cash equal to 0.5 times the five-trading day VWAP (“Cash Consideration”), each of which is subject to proration, adjustment and certain limitations as set forth in the Merger Agreement (as defined in the Instructions). Lam Research Corporation and KLA-Tencor Corporation will announce the five-trading day VWAP in a press release, on their respective websites and in filings with the Securities and Exchange Commission on the business day immediately preceding the date of the Election Deadline. If no box is marked, or if you mark more than one box, you will be deemed to have elected the Mixed Consideration, upon the terms of and subject to the conditions of the Merger Agreement.
12345678901234 2ELC COYC CLS
028WRE

ELECTION CHOICES +
I hereby elect to receive the following as consideration for my KLA-Tencor Corporation common shares held in this account (MARK ONLY ONE BOX):
MIXED CONSIDERATION
Mark this box to elect Mixed Consideration with respect to all of your shares of KLA-Tencor Corporation common stock.
STOCK CONSIDERATION
Mark this box to elect Stock Consideration with respect to all of your shares of KLA-Tencor Corporation common stock
CASH CONSIDERATION
Mark this box to elect Cash Consideration with respect to all of your shares of KLA-Tencor Corporation common stock.
You will be deemed to have elected Mixed Consideration with respect to all of your shares of KLA-Tencor Corporation common stock if:
A. You fail to follow the instructions on the “Election Form” or otherwise fail to properly make an election;
B. A properly completed “Election Form” is not actually received by the Exchange Agent at or before the Election Deadline; or
C. You properly and timely revoke a prior election without making a new election.
Elections for Stock Consideration or Cash Consideration will be subject to proration as set forth in the Merger Agreement.
If you elect to receive Stock Consideration or Cash Consideration, no guarantee can be made that you will fully receive the form of consideration that you elect. No guarantee can be made as to the value of the consideration received relative to the value of the KLA-Tencor Corporation common stock being exchanged. You are encouraged to obtain current market quotations for Lam Research Corporation common stock and KLA-Tencor Corporation common stock when making your election.
To be effective, this Election Form must be properly completed, signed and delivered, together with your share certificate(s) (as applicable), confirmation of book entry transfer or a properly completed Notice of Guaranteed Delivery, to the Exchange Agent at one of the addresses listed in the Election Information Booklet by the Election Deadline. Do not send your election materials to KLA-Tencor Corporation, Lam Research Corporation or the Information Agent.
SIGNATURE(S) REQUIRED. Signature of Registered Holder(s) or Agent
Must be signed by the registered holder(s) EXACTLY as name(s) appear(s) on stock certificate(s). If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer for a corporation in a fiduciary or representative capacity, or other person, please set forth full title. See Item 16 in the Election Form and Letter of Transmittal Instruction Booklet.
By signing below, I represent and warrant as follows:
(1) I have full power and authority to surrender the KLA-Tencor Corporation common stock represented by the stock certificate(s) surrendered herewith or transferred in book-entry form, or covered by a guarantee of delivery, free and clear of all liens, claims and encumbrances. I will, upon request, execute and deliver any additional documents reasonably deemed by the Exchange Agent to be appropriate or necessary to complete the surrender and exchange of my KLA-Tencor Corporation common stock.
(2) I understand that neither surrender nor an election is made in acceptable form until receipt by the Exchange Agent of this Election Form and Letter of Transmittal, duly completed and manually signed, together with any stock certificate(s) representing KLA-Tencor Corporation common stock and all accompanying evidences of authority. I agree that all questions as to validity, form and eligibility of any surrender of the KLA-Tencor Corporation shares will be determined by the Exchange Agent.
(3) I understand that, pending the completion of the merger, I may not and shall not sell or otherwise transfer the KLA-Tencor Corporation common stock subject to this Election Form unless the Merger Agreement is terminated or I properly revoke this election prior to the Election Deadline.
(4) I acknowledge that, until I properly surrender the certificate(s) representing the KLA-Tencor Corporation common stock to which this Election Form and Letter of Transmittal relates or properly transfer such KLA-Tencor Corporation common stock in book-entry form, I will not receive any consideration issuable or payable in connection with the merger. Delivery of such certificate(s) will be effected, and risk of loss and title to such certificate(s) will pass, only upon proper delivery thereof to the Exchange Agent in the appropriate manner to one of the addresses listed in the Election Form and Letter of Transmittal Information and Instruction Booklet.
Sign and provide your tax ID number on the IRS Form W-9 provided herein (or the appropriate IRS Form W-8 if you are a non-U.S. stockholder, a copy of which can be obtained at www.irs.gov)
Signature of owner Signature of co-owner, if any
Area Code/Phone Number
SIGNATURE(S) GUARANTEED (IF REQUIRED) See Instruction 6.
Unless the shares were tendered by the registered holder(s) of the common stock, or for the account of a member of a EligibleInstitution, your signature(s) must be guaranteed by an Eligible Institution Authorized Signature Name of Firm
Address of Firm – Please Print
12345678901234 3ELC COYC CLS +

SPECIAL PAYMENT AND DELIVERY FORM

The merger consideration will be issued in the name and address provided on the Election Form and Letter of Transmittal unless instructions are given in the boxes below.

Special Payment and Issuance Instructions

(See Frequently Asked Question 18 in the

Information and Instruction Booklet)

To be completed ONLY if the merger consideration is to be issued to a name that is different from the name on the surrendered certificate(s).

Issue	☐ Check to:
☐ Share certificate(s) to:

Name(s):
(Please Print)

Address:

Telephone Number:

Special Delivery Instructions

(See Frequently Asked Question 17 in the

Information and Instruction Booklet)

To be completed ONLY if the merger consideration is to be issued to an address that is different from the address reflected in the Election Form and Letter of Transmittal.

Deliver	☐ Check to:
☐ Share certificate(s) to:

Name(s):
(Please Print)

Address:

Telephone Number:

028WYD

KLA-TENCOR CORPORATION

ELECTION FORM AND LETTER OF TRANSMITTAL

INFORMATION AND INSTRUCTION BOOKLET

YOUR COMPLETED AND SIGNED ELECTION FORM MUST BE RECEIVED BY COMPUTERSHARE TRUST COMPANY, N.A. AND COMPUTERSHARE INC. (THE “EXCHANGE AGENT”) NO LATER THAN 6:00 A.M. PACIFIC TIME ON THE DATE OF THE ELECTION DEADLINE. LAM RESEARCH CORPORATION AND KLA-TENCOR CORPORATION WILL ISSUE A PRESS RELEASE ANNOUNCING THE DATE OF THE ELECTION DEADLINE AT LEAST THREE BUSINESS DAYS PRIOR TO THE ELECTION DEADLINE.

This information and instruction booklet from Lam Research Corporation (“Lam Research”) is provided to stockholders of KLA-Tencor Corporation (“KLA-Tencor”). It answers frequently asked questions, briefly describes your options and provides information and instructions on how to make an election as to the form of consideration to be received by you in connection with the merger in which Lam Research will acquire KLA-Tencor (the “Merger”) and, if you hold certificated shares, how to submit your share certificate(s). Any election you make may be subject to proration as set forth in the Agreement and Plan of Merger and Reorganization, dated as of October 20, 2015, by and among Lam Research, Topeka Merger Sub 1, Inc., Topeka Merger Sub 2, Inc. and KLA-Tencor (as it may be amended from time to time, the “Merger Agreement”). We urge you to read all of the instructions to the enclosed Election Form carefully and review the Frequently Asked Questions below, as well as the Merger Agreement and the proxy statement/prospectus, dated January 13, 2016 (as it may be amended from time to time, the “Proxy Statement/Prospectus”), which is being sent to you under separate cover. After reviewing these materials, please complete the Election Form and Letter of Transmittal (“Election Form”) included with these instructions and send it in the enclosed envelope to the exchange agent, Computershare Trust Company, N.A. and Computershare Inc. (the “Exchange Agent”). If you have additional questions after reading these materials, you should contact the information agent, D.F. King & Co., Inc. (the “Information Agent”), at (800) 591-8268 (toll free) or (212) 269-5550 (call collect).

The Election Deadline will be on the fourth business day after satisfaction or waiver of the last of the conditions to the Merger (or such other date and time that Lam Research and KLA-Tencor may mutually agree). Lam Research and KLA-Tencor will issue a press release announcing the date of the Election Deadline at least three business days prior to the date of the Election Deadline. Election Form and Notice of Transmittals must be received by the Exchange Agent no later than 6:00 a.m. Pacific Time on the date of the Election Deadline. In the event that the expected Election Deadline changes, Lam Research and KLA-Tencor will announce the revised date in a press release, on their respective websites and in filings with the Securities and Exchange Commission (the “SEC”). You may also obtain up-to-date information regarding the Election Deadline by calling the Information Agent at (800) 591-8268.

                 028WXA

If you hold your KLA-Tencor common stock in “street name” or in another manner, you may be subject to an earlier deadline. You bear the risk of ensuring proper and timely delivery. Therefore, we encourage you to submit your election materials promptly.

FREQUENTLY ASKED QUESTIONS

1. Why have I been sent an Election Form and Letter of Transmittal?

Pursuant to the Merger Agreement, you, as a KLA-Tencor stockholder, have the opportunity to elect the type of merger consideration you will receive for your shares of KLA-Tencor common stock. You may elect to receive (subject to proration, adjustment and certain limitations as set forth in the Merger Agreement), one of the following:

•	0.5 shares of Lam Research common stock and $32.00 in cash (“Mixed Consideration”),

•	a number of shares of Lam Research common stock equal to 0.5 plus a number of shares of Lam Research common stock equal to (X) $32.00 divided by (Y) the volume-weighted average price of Lam Research common stock over a five-trading day period ending approximately two days before the closing of the Merger (the “five-trading day VWAP”) (“Stock Consideration”), or

•	$32.00 in cash plus an amount in cash equal to 0.5 times the five-trading day VWAP (“Cash Consideration”).

Please note that if you do not make an effective election, or if you revoke a prior election and fail to make another election, you will be deemed to have elected the Mixed Consideration.

If you have any questions regarding the election materials, please contact:

D.F. King & Co., Inc.

48 Wall Street

New York, NY 10005

Banks and Brokers Call Collect: (212) 269-5550

All Others Call Toll Free: (800) 591-8268

Email: lrcx@dfking.com

Included with this information and instruction booklet is an Election Form and Letter of Transmittal. If you also hold shares with a broker, dealer, commercial bank, trust company or other fiduciary, you will receive separate instructions from that broker, dealer, commercial bank, trust company or other fiduciary.

2. What is the Election Form and Letter of Transmittal?

The enclosed Election Form and Letter of Transmittal does two things. First, it lets us know your preferred form of consideration for your KLA-Tencor common shares. Second, it allows you to surrender your share certificate(s) (if applicable) in order to receive payment for the KLA-Tencor common shares that you own.

3. How do I complete the Election Form and Letter of Transmittal?

The Election Form and Letter of Transmittal is divided into separate sections. Instructions for completing each section are set forth in the Election Form and Letter of Transmittal, where applicable. When completed, please sign and date the Election Form and Letter of Transmittal and send it to the Exchange Agent along with your share certificate(s) (if applicable) in the enclosed envelope so that you can make your election to receive (with respect to all of your shares of KLA-Tencor common stock) one of the Mixed Consideration, the Stock Consideration or the Cash Consideration. Please see Question 15 for important information concerning the transmittal of your Election Form and Letter of Transmittal to the Exchange Agent. Please note that if your shares are held jointly, signatures of both owners are required.

Please return your share certificate(s) (if applicable) along with the Election Form and Letter of Transmittal in the enclosed envelope. Do not sign the back of your share certificate(s), except in those circumstances described in Question 16.

4. How do I make an election if I hold my shares through a broker, dealer, commercial bank, trust company or other fiduciary?

If you hold your KLA-Tencor common stock through a broker, dealer, commercial bank, trust company or other fiduciary, you should instruct such broker, dealer, commercial bank, trust company or other fiduciary what election to make on your behalf by carefully following the instructions you will receive from your broker, dealer, commercial bank, trust company or other fiduciary. An election will not be made on your behalf absent your instructions. Your broker, dealer, commercial bank, trust company or other fiduciary may require that you make your election by a deadline that is earlier than the Election Deadline so that they will have sufficient time to communicate your election. Please contact your broker, dealer, commercial bank, trust company or other fiduciary with any questions.

5. When is my Election Form and Letter of Transmittal due?

Your Election Form and Letter of Transmittal and your share certificate(s) (if applicable) must be received by the Exchange Agent by the Election Deadline, which will be 6:00 a.m. Pacific Time on the date of the Election Deadline. The date of the Election Deadline will be four business days after the satisfaction or waiver of the last of the conditions to the Merger (or such other date and time that Lam Research and KLA-Tencor may mutually agree). Lam Research and KLA-Tencor will issue a press release announcing the date of the Election Deadline at least three business days prior to the Election Deadline. In the event that the expected Election Deadline changes, Lam Research and KLA-Tencor will announce the revised date in a press release, on their respective websites and in filings with the SEC. In addition, Lam Research and KLA-Tencor will announce the five-trading day VWAP in a press release, on their respective websites and in filings with the SEC on the business day immediately preceding the date of the Election Deadline. You may also obtain up-to-date information regarding the Election Deadline by calling the Information Agent at (800) 591-8268 (toll free). See the cover of this information and instruction booklet for additional contact information.

If you hold your shares through a broker, bank, commercial bank, trust company or other fiduciary, you must return your election instructions to them in time for them to respond by the Election Deadline. Please refer to the instructions provided by your broker, bank, commercial bank, trust company or other fiduciary.

6. What if I do not send an Election Form and Letter of Transmittal or it is not received, or if I miss the Election Deadline?

KLA-Tencor stockholders that do not make a valid election for any reason will be deemed to have made a non-election, and will receive the Mixed Consideration for each share of KLA-Tencor common stock they own of record.

You will be deemed to have made a non-election if:

•	You fail to follow the instructions on the Election Form and Letter of Transmittal or otherwise fail to properly make an election, as determined by Lam Research in its discretion (or by the Exchange Agent upon delegation by Lam Research);

•	A properly completed Election Form and Letter of Transmittal, together with your share certificate(s) (if applicable), confirmation of book-entry transfer or a properly completed Notice of Guaranteed Delivery, and any other documentation reasonably required by the Exchange Agent, is not received by the Exchange Agent before the Election Deadline; or

•	You properly and timely revoke a prior election without making a new election.

You bear the risk of proper and timely delivery of the Election Form and Letter of Transmittal. None of Lam Research, KLA-Tencor, the Exchange Agent or any of their affiliates will be responsible for the consequences of any failure by any third party to act on a timely basis to transmit or process your Election Form and Letter of Transmittal and any related documents.

If you do not make a valid election with respect to any KLA-Tencor common stock you own of record, after completion of the Merger, you will receive written instructions from the Exchange Agent on how to exchange your KLA-Tencor common stock for the merger consideration.

7. I have received more than one set of election materials. Do I need to complete them all?

Yes. If you received more than one set of election materials, this indicates that you own shares in more than one manner or that you own shares in more than one name. For example, you may have shares registered directly with KLA-Tencor, you may own KLA-Tencor common stock through a third party, such as a broker, or you may own stock in both a single name and a joint name. Each set of election materials you receive is specific to the manner in which you hold your KLA-Tencor common stock. Failure to properly complete an Election Form and Letter of Transmittal means that no election will be made with respect to KLA-Tencor common stock to which that Election Form and Letter of Transmittal applies and you will be deemed to have made a non-election with respect to such KLA-Tencor common stock.

8. Can I revoke or change my election after the Election Form and Letter of Transmittal have been submitted?

Yes. You may revoke or change your election prior to the Election Deadline by submitting a written notice of revocation to the Exchange Agent or by submitting new election materials. Revocations or changes must specify the name in which your shares are registered on the share transfer books of KLA-Tencor and such other information as the Exchange Agent may request. If you instructed a broker, dealer, commercial bank, trust company or other fiduciary to submit an election for your shares, you must follow the directions of your broker, dealer, commercial bank, trust company or other fiduciary for changing those instructions. Whether you revoke or change your election by submitting a written notice of revocation or change or by submitting new election materials, the notice or materials must be received by the Exchange Agent by the Election Deadline in order for the revocation or new election to be valid.

9. Can I sell my shares after submitting an Election Form and Letter of Transmittal?

Before you can sell some or all of your shares of KLA-Tencor common stock after submitting an Election Form and Letter of Transmittal, you will need to timely revoke your election as to the shares which you propose to sell. The person(s) acquiring shares from you will then need to request and timely submit an Election Form and Letter of Transmittal in order to make an election with respect to the acquired shares.

10. Am I guaranteed to receive what I ask for on the Election Form and Letter of Transmittal?

If you elect the Mixed Consideration, then you will receive the Mixed Consideration with respect to each of your shares.

If you elect either the Stock Consideration or the Cash Consideration, then you are not guaranteed to receive what you ask for on the Election Form and Letter of Transmittal. The Merger Agreement contains proration provisions that are designed to cause the average consideration per share of KLA-Tencor common stock to be $32.00 in cash plus 0.5 shares of Lam Research common stock. After the Election Deadline, the Exchange Agent will calculate the amount of cash and number of shares of Lam Research common stock to be distributed to each KLA-Tencor stockholder, based on all valid elections received and in accordance with the proration procedures set forth in the Merger Agreement and described in the Proxy Statement/Prospectus. As a result, if you elect either the Stock Consideration or the Cash Consideration, then your election is subject to proration, adjustment and certain limitations as set forth in the Merger Agreement and further described below and in the Proxy Statement/Prospectus.

Elections for Stock Consideration and Cash Consideration are subject to proration as follows:

•	The aggregate amount of cash that Lam Research is obligated to pay to KLA-Tencor stockholders in the Merger will not exceed $32.00 multiplied by the number of shares of KLA-Tencor common stock outstanding immediately prior to the effective time of the Merger (excluding shares owned by Lam Research, KLA-Tencor or any subsidiary of Lam Research or KLA-Tencor at such time). The aggregate number of shares of Lam Research common stock that Lam Research is obligated to issue to KLA-Tencor stockholders in the Merger will not exceed 0.5 multiplied by the number of shares of KLA-Tencor common stock outstanding immediately prior to the effective time of the Merger (excluding shares owned by Lam Research, KLA-Tencor or any subsidiary of Lam Research or KLA-Tencor at such time).

•	Cash and stock will first be allocated to satisfy elections of KLA-Tencor stockholders who have elected to receive the Mixed Consideration or who made no election (and who will accordingly receive the Mixed Consideration), such that each such KLA-Tencor stockholder (other than a KLA-Tencor stockholder that perfects appraisal rights) receives 0.5 shares of Lam Research common stock and $32.00 in cash for each share of KLA-Tencor common stock held. The remaining available cash and shares of Lam Research common stock to be paid as merger consideration will thereafter be allocated among the KLA-Tencor stockholders who have elected to receive the Stock Consideration or the Cash Consideration.

•	If the number of shares of KLA-Tencor common stock that are subject to elections to receive the Cash Consideration multiplied by the amount of the Cash Consideration exceeds the remaining cash available to fully satisfy such elections (after payment of cash in respect of shares of KLA-Tencor common stock that are subject to elections to receive the Mixed Consideration, or no election), then:

•	holders of KLA-Tencor common stock who elected to receive the Cash Consideration (other than a KLA-Tencor stockholder that perfects appraisal rights) will receive for each share of KLA-Tencor common stock held immediately prior to the effective time of the Merger (1) the amount of cash remaining available to fully satisfy such Cash Consideration elections, divided by the number of shares of KLA-Tencor common stock that are subject to elections to receive the Cash Consideration; and (2) a number of shares of Lam Research common stock that is determined by dividing the difference between the Cash Consideration (determined without regard to any proration) less the Cash Consideration after the foregoing proration, by the five-trading day VWAP; and
•	holders of KLA-Tencor common stock who elected to receive the Stock Consideration (other than a KLA-Tencor stockholder that perfects appraisal rights) will receive the Stock Consideration.

•

If the number of shares of KLA-Tencor common stock that are subject to elections to receive the Stock Consideration multiplied by the Stock Consideration exceeds the remaining shares of Lam Research common stock available for issuance to fully satisfy such elections (after the issuance of shares of Lam Research common stock in respect of shares of KLA-Tencor common stock that are subject to elections to receive the Mixed Consideration, or no election), then:

•	holders of KLA-Tencor common stock who elected to receive Stock Consideration (other than a KLA-Tencor stockholder that perfects appraisal rights) will receive for each share of KLA-Tencor common stock held immediately prior to the effective time of the Merger (1) the number of shares of Lam Research common stock remaining available to fully satisfy Stock Consideration elections, divided by the number of shares of KLA-Tencor common stock that are subject to elections to receive Stock Consideration; and (2) an amount of cash that is equal to the difference between the Cash Consideration and the product of the five-trading day VWAP and the number of shares of Lam Research common stock determined in the foregoing clause (1); and

•	holders of KLA-Tencor common stock who elected to receive Cash Consideration (other than a KLA-Tencor stockholder that perfects appraisal rights) will receive the Cash Consideration.

KLA-Tencor stockholders who fail to make a valid election for any reason will be deemed to have made a non-election and will receive the Mixed Consideration.

There can be no guarantee as to the value of the merger consideration you receive relative to the value of the shares of KLA-Tencor common stock you are exchanging. None of Lam Research, KLA-Tencor, the Exchange Agent or any of their affiliates are making any recommendation as to whether KLA-Tencor stockholders should elect to receive the Mixed Consideration, the Stock Consideration, or the Cash Consideration. Each KLA-Tencor stockholder must make his or her own decision with respect to the election.

11. Will I receive any fractional shares?

No. No fractional shares of Lam Research common stock will be issued in connection with the Merger. Instead, Lam Research will, at its option, pay cash or distribute proceeds from sales of fractional shares in lieu of delivering any fractional shares of Lam Research common stock that a KLA-Tencor stockholder would otherwise have been entitled to receive.

12. How long will it take to receive the merger consideration after the Merger is completed?

After the effective time of the Merger, upon the surrender of your share certificate(s) (if applicable) (or effective affidavits of loss in lieu of such share certificate(s)), together with a properly completed letter of transmittal, confirmation of book entry transfer, or a properly completed Notice of Guaranteed Delivery, duly executed in completed in accordance with the instructions thereto, and such other documents as may be reasonably required by the Exchange Agent, you will receive the cash and/or shares of Lam Research common stock as soon as practicable from the Exchange Agent.

Lam Research and KLA-Tencor hope to complete the Merger as soon as reasonably practicable and, as of January 13, 2016, expect the closing to be consummated in mid-calendar year 2016. However, the Merger is subject to the satisfaction or waiver of certain conditions, as described in the Merger Agreement, and it is possible that factors outside the control of Lam Research or KLA-Tencor could result in the Merger being completed at an earlier time, a later time or not at all. There can be no assurance as to when or if the Merger will close.

13. What if my shares are certificated, but I cannot locate my stock certificates?

For any election to be effective, if you hold certificated shares, the Election Form and Letter of Transmittal must be accompanied by the original share certificate(s) evidencing your KLA-Tencor common stock and any required accompanying evidences of authority. If any of your certificate(s) representing KLA-Tencor common stock has been lost, stolen or destroyed, contact Computershare Trust Company, N.A. at (877) 282-1169 before making your election. You may be required to post a bond to secure against the risk that the certificates may be subsequently recirculated. The Election Form and Letter of Transmittal and other required documentation cannot be processed until the procedures for replacing lost, stolen or destroyed certificates have been completed.

14. What are the tax consequences associated with each of the election options?

The specific tax consequences of the Merger to you will depend upon the form of merger consideration that you ultimately receive in the transaction. Please refer to the discussion of certain U.S. federal income tax consequences under the caption “Material U.S. Federal Income Tax Consequences” in the Proxy Statement/Prospectus for a more detailed summary of the U.S. federal income tax consequences of the transaction to KLA-Tencor stockholders. However, tax matters are complicated, and the tax consequences of the Merger to you will depend on your particular facts and circumstances. You should consult your own tax advisor for a full understanding of how the Merger will affect your taxes.

15. How should I send in my signed documents and share certificate(s)?

An envelope addressed to the Exchange Agent is enclosed with this package. You may use this envelope to return your Election Form, your share certificate(s) (if applicable) and any additional documentation that may be required to make your election complete. If you do not have the envelope, you may send such materials to:

If delivering by first class mail:	If delivering by certified or overnight mail:
Computershare Trust Company, N.A.	Computershare Trust Company, N.A.
c/o Corporate Actions Voluntary Offer	Attn: Corporate Actions Voluntary Offer
P.O. Box 43011	250 Royall Street
Providence, RI 02940-3011	Suite V
Canton, MA 02021

If you are mailing share certificate(s), we recommend that they be sent (using the return envelope provided) by registered mail, properly insured, with return receipt requested. You may instead choose to send your documentation to the Exchange Agent by an overnight delivery service, also properly insured. The amount of insurance that may be purchased from overnight delivery services may be greater than the amount that is available if you send the documents by mail. Please do not return any documents to KLA-Tencor, Lam Research or any of their affiliates, or the Information Agent, because they will not be forwarded to the Exchange Agent and your election will be invalid.

Until your share certificate(s), if applicable, are actually received by the Exchange Agent, delivery is not effected; you will continue to hold title to the certificate(s) and bear the risk of loss.

16. Are there any special requirements in respect of signing the Election Form and Letter of Transmittal?

Yes. If the Election Form and Letter of Transmittal is signed by the registered holder(s) of the shares to which the election relates, the signature(s) must correspond exactly with the name(s) as written on the face of the certificate(s) to which the election relates or on the assignment authorizing transfer, without alteration, enlargement or any change whatsoever. If any of the shares as to which an election is being made are owned by two or more joint owners, all such owners must sign the Election Form and Letter of Transmittal exactly as written on the face of the certificate(s). If any shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Election Forms as there are different registrations. An Election Form and Letter of Transmittal executed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary capacity who are not identified as such to the registration must be accompanied by proper evidence of the signatory’s authority to act.

No signature guarantee is required on the Election Form and Letter of Transmittal if (a) the Election Form and Letter of Transmittal is signed by the registered holder(s) (including any participant in The Depository Trust Company’s systems whose name appears on a security position listing as the owner of such shares) of shares surrendered with this Election Form and Letter of Transmittal or (b) such shares are held for the account of a firm that is a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents’ Medallion Program (each, an “Eligible Institution”). In all other cases, all signatures on this Election Form and Letter of Transmittal must be guaranteed by an Eligible Institution.

A stockholder that is a U.S. person (including a resident alien) should complete the enclosed IRS Form W-9 and provide such stockholder’s correct Taxpayer Identification Number (“TIN”). Failure to provide the information on the form may subject the surrendering shareholder to U.S. backup withholding on any reportable payment made pursuant to Lam Research’s acquisition of KLA-Tencor. A stockholder that is a non-U.S. person should use the appropriate IRS Form W-8, a copy of which can be obtained at www.irs.gov. Please review the instructions included on the enclosed IRS Form W-9 for additional information.

17. How do I change my address on the Election Form and Letter of Transmittal?

Mark through any incorrect address information that is printed on the front of the Election Form and Letter of Transmittal. Clearly print the correct address in the area beside the printed information. If you would like to receive your payment at a different address from that imprinted on the front of the Election Form and Letter of Transmittal, please complete the “Special Payment and Issuance Instructions” box on the Special Payment and Delivery Form included with the Election Form and Letter of Transmittal. Please note that you will need to have your signature guaranteed by an Eligible Institution if you elect this option (see question 16). If you have any questions, please contact the Information Agent at (800) 591-8268 (toll free).

18. What do I do if I want part or all of the merger consideration paid or issued to someone else?

If all or a part of your payment should be issued in a different name than the name(s) on your share certificate, please complete the “Special Delivery Instructions” box on the Special Payment and Delivery Form included with the Election Form and Letter of Transmittal. Please note that you will need to have your signature guaranteed by an Eligible Institution if you elect this option (see question 16). If you have any questions, please contact the Information Agent at (800) 591-8268 (toll free).

19. How can I obtain more information about the Merger?

The Merger will result in KLA-Tencor becoming a wholly owned subsidiary of Lam Research. For a full discussion of the transactions and the effect of your election, see the Merger Agreement and the Proxy Statement/Prospectus. Before making your election, you are encouraged to read carefully the entire Merger Agreement and Proxy Statement/Prospectus (including the annexes thereto and documents incorporated therein by reference) and these instructions.

You are able to obtain free copies of the Proxy Statement/Prospectus and other documents filed with the SEC by Lam Research and KLA-Tencor through the website maintained by the SEC at www.sec.gov. If you wish to request documents, you should do so at least five business days before the Election Deadline. The Proxy Statement/Prospectus is dated January 13, 2016 and does not reflect developments subsequent to that date. However, the Proxy Statement/Prospectus incorporates by reference subsequent filings with the SEC by Lam Research and KLA-Tencor. You should rely only on the information contained or expressly incorporated by reference in the Proxy Statement/Prospectus. We have not authorized anyone to provide you with information that is different from what is contained or incorporated by reference in those documents.

20. Who do I call if I have additional questions?

You may contact D.F. King & Co., Inc., the Information Agent, at (800) 591-8268 (toll free) or (212) 269-5550 (call collect). See the cover of this information and instruction booklet for additional contact information.

NOTICE OF GUARANTEED DELIVERY

This form, or a facsimile hereof, must be used in connection with your election if:

1.	The certificate(s) for the shares of KLA-Tencor Corporation (“KLA-Tencor”) common stock is/are not immediately available;

2.	Time will not permit the Election Form and Letter of Transmittal and other required documents to be delivered to the Exchange Agent on or before the Election Deadline; or

3.	The procedures for book entry transfer cannot be completed on a timely basis.

This form and the Election Form and Letter of Transmittal may be delivered by mail or facsimile transmission to the Exchange Agent, and must be received by the Exchange Agent before 6:00 a.m. Pacific Time on the date of the Election Deadline. The Election Deadline will be on the fourth business day after satisfaction or waiver of the last of the conditions to the Merger (or such other date and time that Lam Research and KLA-Tencor may mutually agree). Lam Research and KLA-Tencor will issue a press release announcing the date of the Election Deadline at least three business days prior to the date of the Election Deadline. In the event that the expected Election Deadline changes, Lam Research and KLA-Tencor will announce the revised date in a press release, on their respective websites and in filings with the Securities and Exchange Commission. You may also obtain up-to-date information regarding the Election Deadline by calling the Information Agent at (800) 591-8268 (toll free) or (212) 269-5550 (collect). You are encouraged to return your Election Form and Letter of Transmittal as promptly as practicable.

The Exchange Agent is:

Computershare Trust Company, N.A. and Computershare Inc.

If delivering by first class mail:	If delivering by certified or overnight mail:
Computershare Trust Company, N.A.	Computershare Trust Company, N.A.
c/o Corporate Actions Voluntary Offer	Attn: Corporate Actions Voluntary Offer
P.O. Box 43011	250 Royall Street
Providence, RI 02940-3011	Suite V
Canton, MA 02021

By facsimile transmission:

For Eligible Institution Only: (617) 360-6810

Telephone For Confirmation Only: (781) 575-2332

(This number is ONLY for confirmation of a fax; for information about the election,

please contact the Information Agent, at (800) 591-8268)

Delivery of this form to an address other than as set forth above or transmission via facsimile to a number other than one listed above does not constitute a valid delivery.

The undersigned hereby surrenders to Computershare Trust Company, N.A. and Computershare, Inc., the Exchange Agent, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger and Reorganization, dated as of October 20, 2015, by and among Lam Research, Topeka Merger Sub 1, Inc., Topeka Merger Sub 2, Inc. and KLA-Tencor (as it may be amended from time to time, the “Merger Agreement”), the proxy statement/prospectus, dated January 13, 2016 and the related Election Form and Letter of Transmittal, receipt of which are hereby acknowledged, the number of common shares of KLA-Tencor set forth on the reverse side of this Notice of Guaranteed Delivery.

028WWA

Number of Shares Surrendered:

Certificate Number(s) (if available):

☐ Check Box if Shares Will Be Surrendered by Book Entry Transfer

DTC Account Number:

Name(s) of Record Holder(s):

Address:

Telephone Number: ( ) -

Social Security Number or Employer Identification Number:

Dated: , 2016

Signature(s)

Title (if applicable):

To be effective, this form must be properly completed, signed and delivered, together with your properly completed Election Form, to the Exchange Agent at one of the addresses listed in the Election Information Booklet by the Election Deadline. Do not send your election materials to KLA-Tencor Corporation, Lam Research Corporation or the Information Agent. Notice of guaranteed delivery for physical share presentation by broker must be FAXED to the agent before it is covered.

GUARANTEE

The undersigned, a member firm of a registered national securities exchange, a member of the Financial Industry Regulatory Authority, Inc., or a commercial bank or trust company having an office, branch or agency in the United States, hereby guarantees to deliver to the Exchange Agent certificates representing the shares tendered hereby, in proper form for transfer (or surrender shares pursuant to the procedure for book entry transfer into the Exchange Agent’s account at The Depository Trust Company), together with (i) a properly completed and duly executed Election Form and Letter of Transmittal (or facsimile thereof) with any required signature guarantees, and (ii) any other required document, within three business days after the Election Deadline.

Name of Firm:

Address:	(Authorized Signature

Name:

Title:

	Dated:	, 2016

DO NOT SEND SHARE CERTIFICATE(S) WITH THIS FORM.

SHARE CERTIFICATE(S) MUST BE SENT WITH THE ELECTION FORM AND

LETTER OF TRANSMITTAL.

This form is not to be used to guarantee signatures. If a signature on the Election Form and Letter of Transmittal requires a Medallion Signature Guarantee, such guarantee must appear in the applicable space provided on the Election Form and Letter of Transmittal. If you have any questions or would like to request additional copies of the election materials, please call Lam Research’s information agent, D.F. King & Co., Inc., at (800) 591-8268.

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Forward Looking Statements

All statements included or incorporated by reference in this document, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Lam Research Corporation’s (“Lam”) and KLA-Tencor Corporation’s (“KLA-Tencor”) current expectations, estimates and projections about its respective business and industry, management’s beliefs, and certain assumptions made by Lam and KLA-Tencor, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words. Examples of such forward-looking statements include, but are not limited to: (1) references to the anticipated benefits of the proposed transaction; (2) technological achievements that may be realized by the combined company; and (3) the companies’ ability to achieve the closing conditions and the expected date of closing of the transaction.

These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially and adversely from those expressed in any forward-looking statement. Important risk factors that may cause such a difference in connection with the proposed transaction include, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals for the transaction from governmental authorities or the stockholders of KLA-Tencor or Lam are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of KLA-Tencor or Lam; (5) the ability of KLA-Tencor and Lam to retain and hire key personnel; (6) competitive responses to the proposed transaction and the impact of competitive products; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; (10) the terms and availability of the indebtedness planned to be incurred in connection with the transaction; and (11) legislative, regulatory and economic developments, including changing business conditions in the semiconductor industry and overall economy as well as the financial performance and expectations of Lam’s and KLA-Tencor’s existing and prospective customers. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the Registration Statement on Form S-4, which includes the joint proxy statement of Lam and KLA-Tencor, also constitutes a prospectus of Lam Research, and was filed with the Securities and Exchange Commission (“SEC”) on December 7, 2015, amended on January 12, 2016 and declared effective on January 13, 2016. Each of Lam and KLA-Tencor provided a definitive joint proxy statement/prospectus to their respective stockholders on or about January

19, 2016. Investors and potential investors are urged not to place undue reliance on forward-looking statements in this document, which speak only as of this date. Neither Lam nor KLA-Tencor undertakes any obligation to revise or update publicly any forward-looking statement to reflect future events or circumstances. Nothing contained herein constitutes or will be deemed to constitute a forecast, projection or estimate of the future financial performance of Lam, KLA-Tencor, or the merged company, whether following the implementation of the proposed transaction or otherwise.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to Lam’s overall business, including those more fully described in Lam’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended June 28, 2015 and its quarterly report on Form 10-Q for the fiscal quarter ended September 27, 2015, and KLA-Tencor’s overall business and financial condition, including those more fully described in KLA-Tencor’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended June 30, 2015 and its quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2015.

Additional Information and Where to Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transaction will be submitted to the stockholders of each of Lam and KLA-Tencor for their consideration. On December 7, 2015, Lam and KLA-Tencor filed with the SEC a Registration Statement on Form S-4 which was amended on January 12, 2016 and declared effective by the SEC on January 13, 2016. The Registration Statement includes a joint proxy statement of Lam and KLA-Tencor and a prospectus of Lam, which was mailed by Lam and KLA-Tencor to their respective stockholders on or about January 19, 2016. Lam and KLA-Tencor also plan to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document that Lam or KLA-Tencor may file with the SEC in connection with the proposed transaction. Investors and security holders of Lam and KLA-Tencor are urged to read the definitive joint proxy statement/prospectus and any other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they contain, or will contain, important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and stockholders are able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by Lam on Lam’s Investor Relations website (investor.lamresearch.com) or by writing to Lam Research Corporation, Investor Relations, 4650 Cushing Parkway, Fremont, CA 94538-6401 (for documents filed with the SEC by Lam), or by KLA-Tencor on KLA-Tencor’s Investor Relations website (ir.kla-tencor.com) or by writing to KLA-Tencor Corporation, Investor Relations, One Technology Drive, Milpitas, California 95035 (for documents filed with the SEC by KLA-Tencor).

Participants in the Solicitation

Lam, KLA-Tencor, their respective directors, and certain of their respective executive officers, other members of management and employees, may, under SEC rules, be deemed to be participants in the solicitation of proxies from Lam and KLA-Tencor stockholders in connection with the proposed transaction. Information regarding the persons who, under SEC rules, are or may be deemed to be participants in the solicitation of Lam and KLA-Tencor stockholders in connection with the proposed transaction is set forth in the definitive joint proxy statement/prospectus that was filed with the SEC on January 13, 2016.

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